UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Quest Resource Holding Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74836W104

(CUSIP Number)

ELIZABETH R. GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 11, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74836W104

1	NAME OF REPORTING PERSON

Hampstead Park Environmental Services Investment Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,080,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,080,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,080,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 74836W104

1	NAME OF REPORTING PERSON

Daniel Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,080,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,080,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,080,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 74836W104

1	NAME OF REPORTING PERSON

Hampstead Park Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,080,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,080,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,080,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 74836W104

THE SCHEDULE 13D

This Schedule 13D relating to shares (the “Shares”) of common stock, $0.001 par value (“Common Stock”), of Quest Resource Holding Corporation, a Nevada corporation (the “Issuer”) is being filed on behalf of (i) Hampstead Park Environmental Services Investment Fund LLC, a Delaware limited liability company, (ii) Daniel Friedberg and (iii) Hampstead Park Capital Management, LLC, a Delaware limited liability company.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 3481 Plano Parkway, The Colony, TX 75056.

Item 2.	Identity and Background.

(a) This statement is filed by: (i) Hampstead Park Environmental Services Investment Fund LLC, a Delaware limited liability company (“Hampstead Park Environmental”), (ii) Daniel Friedberg and (iii) Hampstead Park Capital Management, LLC (“Hampstead Park Capital” and, together with Hampstead Park Environmental and Mr. Friedberg, the “Reporting Persons”).

Hampstead Park Environmental, Hampstead Park Capital and Mr. Friedberg each have shared power to vote and to dispose of the 2,080,000 Shares. Hampstead Park Capital is the sole member of Hampstead Park Environmental, and Mr. Friedberg is the Chief Executive Officer of Hampstead Park Capital; each may therefore be deemed to control Hampstead Park Environmental.

(b) The business address of the Reporting Persons is 20 Ballwood Road, Old Greenwich, CT 06870.

(c) The principal business of each of Hampstead Park Environmental and Hampstead Park Capital is investing in securities. The principal occupation of Mr. Friedberg is serving as the Chief Executive Officer of Hampstead Park Capital, which is the sole member of Hampstead Park Environmental.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Hampstead Park Environmental and Hampstead Park Capital are each a Delaware limited liability company. Mr. Friedberg is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Hampstead Park Environmental were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business); and 330,000 of such Shares were purchased in a public offering and 1,750,000 of such Shares were purchased pursuant to the Purchase Agreement (as defined in Item 4). The aggregate purchase price of the 2,080,000 Shares beneficially owned by Hampstead Park Environmental is approximately $3,995,000, excluding underwriting discounts and commissions.

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CUSIP NO. 74836W104

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On March 15, 2019, Hampstead Park Capital entered into a Put and Call Stock Purchase Agreement with (the “Purchase Agreement”) with Southwest Green Investments, L.L.C. and Stockbridge Enterprises, L.P. (collectively, the “Seller”). As permitted by the Purchase Agreement, Hampstead Park Capital assigned its right to purchase to Hampstead Park Environmental, and on April 11, 2019 the closing of the Purchase Agreement was consummated and Hampstead Park Environmental acquired 1,750,000 Shares from Seller at a purchase price of $2.00 per share of Common Stock (the “Transaction”).

In connection with the consummation of the Purchase Agreement and entry into the Voting Agreement (as defined in Item 6), and in view of the substantial ownership position of the Reporting Persons, the strategic alignment between the Issuer and Hampstead Park Capital, and the substantial reduction in the share ownership by Mr. Saltz and others, on April 11, 2019: (i) Messrs. Saltz and Forte resigned from the Board of Directors of the Issuer (the “Board”); (ii) Mr. Friedberg and Stephen A. Nolan were appointed to serve on the Board; and (iii) Mr. Friedberg was appointed to serve as the Chairman of the Board, replacing Mr. Saltz, and as the Chairman of the Nominations and Corporate Governance Committee of the Board, replacing I. Marie Wadecki, who stepped down as the chair of this committee. It is also anticipated that Mr. Nolan will be appointed to the Audit Committee of the Board.

In addition, certain arrangements regarding the voting of securities are described under Item 6.

The foregoing description of the Transaction is a summary only and is qualified in its entirety by reference to the Purchase Agreement and the Voting Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Shares at prices that would make the purchase or sale of the Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in this Item 4.

6

CUSIP NO. 74836W104

Item 5.	Interest in Securities of the Issuer.

(a) - (b) The Reporting Persons beneficially own 2,080,000 Shares which represents approximately 13.6% of the Issuer’s outstanding Shares. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Shares beneficially owned by each Reporting Person as of April 19, 2019, as set forth in this Schedule 13D, by (ii) the 15,328,870 Shares of Common Stock outstanding as of April 9, 2019, according to the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (“SEC”) on April 9, 2019.

Hampstead Park Environmental, Hampstead Park Capital and Mr. Friedberg each have shared power to vote and to dispose of the 2,080,000 Shares. Hampstead Park Capital is the sole member of Hampstead Park Environmental, and Mr. Friedberg is the Chief Executive Officer of Hampstead Park Capital; each may therefore be deemed to control Hampstead Park Environmental.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last 60 days are listed in Annex A attached hereto.

(d) Not Applicable

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 19, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to joint filing on behalf of each of them statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

As a condition to the consummation of the Purchase Agreement, on April 11, 2019, Mitchell A. Saltz, the then-Chairman of the Board and largest beneficial stockholder, Jeffrey D. Forte, a founder and director of the Issuer, Brian Dick, a founder and major stockholder of the Issuer as well as former Chief Executive Officer of the Issuer, and Hampstead Park Capital entered into a three-year Voting Agreement (the “Voting Agreement”), of which the Issuer is also a party. Pursuant to the Voting Agreement, Messrs. Saltz, Forte, and Dick agreed to vote or cause to be voted the remaining Issuer shares owned by them (1) in favor of directors nominated and recommended by the Board, including two designees of Hampstead Park Environmental, provided that a majority of the Board must be “independent” within the meaning of the rules of Nasdaq; (2) against any stockholder nomination or proposal not approved or recommended by the Board; (3) in accordance with the recommendations of the Board on all other proposals as the Board sets forth in the proxy statements of the Issuer, unless multiple proxy advisory firms recommend a vote against such recommendation; and (4) in their own discretion in certain “Extraordinary Matters” (as defined in the Voting Agreement), including various change in control, spin off, recapitalizations, reorganization, and sale of asset transactions.

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CUSIP NO. 74836W104

In addition, Messrs. Saltz, Forte, and Dick have agreed to vote all their shares for up to a maximum of three additional directors proposed by Hampstead Park Environmental in addition to the two then serving Hampstead Park Environmental designees and, if necessary, the removal of up to a maximum of three directors who are not designees of Hampstead Park Environmental so that Hampstead Park Environmental will have a maximum of five designees if the following Board conditions are not satisfied: (i) Messrs. Saltz and Forte are not serving on the Board or any committees thereof; (ii) Mr. Friedberg and Stephen A. Nolan are elected or appointed as members of the Board, commencing as of the Effective Date of the Purchase Agreement; (iii) if Mr. Friedberg or Mr. Nolan do not serve for any reason during the term of the Voting Agreement, Hampstead Park Environmental will have the right to designate a replacement director(s) to the Board and such replacement director(s) shall be promptly appointed to the Board, provided any such replacement director shall be “independent” for Nasdaq purposes and qualified to serve; (iv) Mr. Friedberg shall serve as Chairman of the Board, provided he is willing and able to serve in such capacity; and (v) Mr. Friedberg shall serve as Chairman of the Nominations and Corporate Governance Committee of the Board, provided he is willing and able to serve in such capacity.

The arrangements and understandings pursuant to the Purchase Agreement and the Voting Agreement are discussed in Item 4.

Other than as described herein and disclosed above in response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings and relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Put and Call Stock Purchase Agreement, dated as of March 15, 2019, by and among Hampstead Park Capital Management, LLC and its assigns, Southwest Green Investments, L.L.C. and Stockbridge Enterprises, L.P. (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed with SEC on March 15, 2019).

99.2	Voting Agreement, dated April 11, 2019, by and among Mitchell A. Saltz, Jeffrey D. Forte, Brian Dick, Hampstead Park Capital Management, LLC, and Quest Resource Holding Corporation (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with SEC on April 11, 2019).

99.3	Joint Filing Agreement by and among the Reporting Persons, dated April 19, 2019.

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CUSIP NO. 74836W104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2019

HAMPSTEAD PARK ENVIRONMENTAL SERVICES INVESTMENT FUND LLC

By:	Hampstead Park Capital Management, LLC, its Sole Member

By:	/s/ Daniel Friedberg
Name:	Daniel Friedberg
Title:	Chief Executive Officer

/s/ Daniel Friedberg
DANIEL FRIEDBERG

HAMPSTEAD PARK CAPITAL MANAGEMENT, LLC

By:	/s/ Daniel Friedberg
Name:	Daniel Friedberg
Title:	Chief Executive Officer

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CUSIP NO. 74836W104

Annex A

During the past 60 days, the Reporting Persons effected the following purchases and sale of the Shares in open market transactions:

Nature of Transaction	Date of Purchase	Amount Purchased	Price Per Share ($)

HAMPSTEAD PARK ENVIRONMENTAL SERVICES INVESTMENT FUND LLC

Purchase	04/11/2019	330,000	$1.50
Purchase	04/11/2019	1,750,000	$2.00